J-Devices Corporation

Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of J-Devices Corporation:

We have audited the accompanying consolidated financial statements of J-Devices Corporation and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J-Devices Corporation and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for the balance sheet classification of deferred taxes in 2015 due to the adoption of Accounting Standards Update 2015-17, Balance Sheet Classification of Deferred Taxes. Our opinion is not modified with respect to this matter.

As discussed in Note 3 to the consolidated financial statements, the Company has restated its 2014 and 2015 financial statements to correct errors. Our opinion is not modified with respect to this matter.

Other Matter

The accompanying consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the year ended December 31, 2013 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ PricewaterhouseCoopers Aarata LLC
Tokyo, Japan
February 19, 2016, except for the effects of the restatement discussed in Note 3 to the consolidated financial statements, as to which the date is August 5, 2016

J-DEVICES CORPORATION
CONSOLIDATED STATEMETS OF INCOME

	For the Year Ended December 31,
	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)
			(unaudited)
	(In thousands)
Net sales	$812,938	$923,020	$825,135
Cost of sales	708,212	799,778	741,357
Gross profit	104,726	123,242	83,778
Selling, general and administrative	44,757	50,605	51,306
Research and development	16,522	15,914	11,633
Total operating expenses	61,279	66,519	62,939
Operating income	43,447	56,723	20,839
Interest expense	1,243	2,549	3,481
Other income, net	(286)	(14,464)	(3,339)
Total other expense (income), net	957	(11,915)	142
Income before taxes	42,490	68,638	20,697
Income tax expense	21,836	19,967	4,859
Net income	$20,654	$48,671	$15,838

The accompanying notes are an integral part of these statements.

J-DEVICES CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)
			(unaudited)
	(In thousands)
Net income	$20,654	$48,671	$15,838
Other comprehensive income (loss), net of tax
Adjustments to unrealized components of defined benefit pension plans	523	(826)	1,846
Foreign currency translation adjustment	(142)	(30,169)	(27,584)
Total other comprehensive income (loss)	381	(30,995)	(25,738)
Comprehensive income (loss)	$21,035	$17,676	$(9,900)

The accompanying notes are an integral part of these statements.

J-DEVICES CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
	2015	2014
	(As Restated)	(As Restated)
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$127,968	$115,841
Accounts receivable	180,177	214,164
Inventories	40,611	33,053
Other current assets	2,363	22,467
Total current assets	351,119	385,525
Property, plant and equipment, net	201,323	197,393
Other assets	13,202	7,533
Total assets	$565,644	$590,451

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	$36,770	$35,652
Trade accounts payable	173,744	165,619
Capital expenditures payable	29,471	28,837
Accrued expenses	48,189	71,515
Total current liabilities	288,174	301,623
Long-term debt	18,885	44,940
Pension obligations	22,250	29,673
Other non-current liabilities	18,793	17,708
Total liabilities	348,102	393,944
Commitments and contingencies (Note 1)
Stockholders' Equity:
Common stock, no par value, 160,000 shares authorized, 64,445 shares issued and outstanding in 2015 and 2014	53,703	53,703
Additional paid-in capital	34,197	34,197
Retained earnings	185,527	164,873
Accumulated other comprehensive loss	(55,885)	(56,266)
Total stockholders' equity	217,542	196,507
Total liabilities and stockholders' equity	$565,644	$590,451

The accompanying notes are an integral part of these statements.

J-DEVICES CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

			Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Common Stock
	Shares	Value
				(As Restated)	(As Restated)	(As Restated)
	(In thousands, except share data)
Balance at December 31, 2012 (unaudited)	36,826	$19,506	$—	$100,364	$467	$120,337
Net income	—	—	—	15,838	—	15,838
Other comprehensive loss	—	—	—	—	(25,738)	(25,738)
Issuance of stock	27,619	34,197	34,197	—	—	68,394
Balance at December 31, 2013 (unaudited)	64,445	$53,703	$34,197	$116,202	$(25,271)	$178,831
Net income	—	—	—	48,671	—	48,671
Other comprehensive loss	—	—	—	—	(30,995)	(30,995)
Balance at December 31, 2014	64,445	$53,703	$34,197	$164,873	$(56,266)	$196,507
Net income	—	—	—	20,654	—	20,654
Other comprehensive income	—	—	—	—	381	381
Balance at December 31, 2015	64,445	$53,703	$34,197	$185,527	$(55,885)	$217,542

The accompanying notes are an integral part of these statements.

J-DEVICES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2015	2014	2013
	(As Restated)	(As Restated)	(As Restated)
			(unaudited)
	(In thousands)
Cash flows from operating activities:
Net income	$20,654	$48,671	$15,838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,609	77,238	66,062
Amortization of deferred debt issuance costs and premiums	63	452	761
Deferred income taxes	9,010	(5,218)	(4,604)
Gain from acquisition of business	(255)	(14,739)	(2,724)
Loss on debt retirement	311	—	—
Loss on disposal of fixed assets, net	345	2,861	507
Other, net	135	622	1,743
Changes in assets and liabilities:
Accounts receivable	34,142	(19,627)	(99,612)
Inventories	(7,493)	3,495	32,059
Other current assets	759	149	7,115
Other assets	(2,465)	(73)	(1,394)
Trade accounts payable	7,894	4,943	112,219
Accrued expenses	(17,040)	16,995	22,022
Pension obligations	(7,210)	7,501	5,715
Other non-current liabilities	6,003	6,164	(2,609)
Net cash provided by operating activities	115,462	129,434	153,098
Cash flows from investing activities:
Payments for property, plant and equipment	(70,343)	(53,171)	(33,666)
Proceeds from sale of property, plant and equipment	285	1,941	97
Acquisition of business, net of cash acquired	(1,633)	(3,425)	(59,207)
Cash received on acquisition of business from Amkor, net of payments	—	15,777	—
Proceeds from short-term investment	66	—
Other investing activities	1,535	(11)	(13)
Net cash used in investing activities	(70,090)	(38,889)	(92,789)
Cash flows from financing activities:
Borrowings under short-term credit facilities	38,420	28,248	30,223
Payments under short-term credit facilities	(29,779)	(29,970)	(54,323)
Proceeds from issuance of long-term debt	38,193	—	—
Payments of long-term debt	(72,832)	(36,705)	(34,235)
Payments of capital lease obligations	(1,621)	(1,794)	(1,952)
Payments of capital lease obligations to Amkor	—	—	(8,843)
Proceeds from issuance of stock	—	—	68,394
Payments of deferred consideration for acquisition of business from Amkor	(8,355)	—	—
Net cash (used in) provided by financing activities	(35,974)	(40,221)	(736)
Effect of exchange rate fluctuations on cash and cash equivalents	2,729	(18,619)	(10,574)
Net increase in cash and cash equivalents	12,127	31,705	48,999
Cash and cash equivalents, beginning of period	115,841	84,136	35,137
Cash and cash equivalents, end of period	$127,968	$115,841	$84,136
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$1,259	$2,451	$1,551
Income taxes	15,679	6,446	1,406
Non-cash investing activities:
Additions to property, plant and equipment included in capital expenditures payable	29,471	28,837	19,427
Equipment acquired through capital leases	1,754	2,161	798

The accompanying notes are an integral part of these statements.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements

1.	Description of Business and Summary of Significant Accounting Policies

Description of Business

In October 2009, Amkor Technology, Inc. ("Amkor") and Toshiba Corporation ("Toshiba") invested in Nakaya Microdevices Corporation (“NMD”), a semiconductor company with a history dating back to 1970, to form a joint venture in Japan. As a result of the transaction, NMD was owned 60% by the former shareholders of NMD, 30% by Amkor and 10% by Toshiba, and changed its name to J-Devices Corporation ("J-Devices"). In April 2013, Amkor completed the exercise of their option and purchased 27,619 new common shares for an aggregate purchase price of $68.4 million. The transaction increased Amkor's ownership interest to 60.0% and decreased the ownership interest of the former shareholders of NMD to 34.3% and Toshiba to 5.7%. In January 2015, Amkor purchased shares from Toshiba, which increased their ownership interest to 65.7%. In December 2015, Amkor purchased shares from the former shareholders of NMD and increased their ownership interest to 100%, which caused certain governance restrictions to lapse and allowed Amkor to obtain control.

J-Devices is the largest provider of outsourced semiconductor packaging and test services in Japan. Semiconductor manufacturing is broadly divided into wafer processing and packaging and test processing; wafer processing refers to the process of making wafers (semiconductor components). J-Devices' business solutions enable customers to outsource the packaging and test process via a turn-key solution; from wafer test through to packaging and all other evaluation test processes.

Basis of Presentation

Our Consolidated Financial Statements include the accounts of J-Devices Corporation and our subsidiaries (“J-Devices”). Our Consolidated Financial Statements reflect the elimination of all significant inter-company accounts and transactions. We completed the purchase of a legal entity consisting of three factories from Renesas Electronics Corporation ("Renesas") on June 1, 2013, Amkor Iwate Company, Ltd. ("AIC") from Amkor on June 30, 2014, and part of the manufacturing business at Renesas Semiconductor Singapore Pte. Ltd. from Renesas on August 3, 2015. The financial results of the entities have been included in our Consolidated Financial Statements from the dates of acquisition (Note 4).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to acquisitions, revenue recognition, income taxes, inventory, long lived assets and contingencies. These estimates are based on management’s best knowledge of current events, historical experience, actions that we may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results could differ materially from those estimates and assumptions.

We have evaluated subsequent events through August 5, 2016, which is the date the financial statements were issued. These financial statements have been prepared pursuant to Rule 3-09 of SEC Regulation S-X for inclusion in the Form 10-K of Amkor, as we were an equity-method investee of Amkor before Amkor obtained control on December 30, 2015. Pursuant to Rule 3-09, the financial statements as of and for the years ended December 31, 2015 and 2014 have been audited and the financial statements for the year ended December 31, 2013 are unaudited. Those unaudited financial statements include all adjustments of a normal recurring nature necessary to present fairly our results of operations, financial position and cash flows for the year presented.

In November 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-17, Business Combinations (Topic 805): Pushdown Accounting. ASU 2014-17 provides an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. The election to apply pushdown accounting can be made either in the period in which the change of control occurred or in a subsequent period. We elected not to apply pushdown accounting in our separate financial statements when Amkor increased their ownership interest in J-Devices and obtained control.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

Restatement of Previously Issued Consolidated Financial Statements

We have restated our consolidated financial statements as of December 31, 2015 and 2014, and for the years then ended and our unaudited consolidated financial statements for the year ended December 31, 2013, to correct our provision for income taxes and its related effect on our deferred taxes. See Note 3 for additional information.

Foreign Currency Translation

The Japanese yen is our functional currency and U.S. dollars is our reporting currency. Our asset and liability amounts are translated into U.S. dollars at end-of-period exchange rates. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in the stockholders’ equity section of the balance sheet. Assets and liabilities denominated in a currency other than the functional currency are remeasured into the functional currency prior to translation into U.S. dollars, and the resulting transaction exchange gains or losses are included in other expense (income) in the period in which they occur.

Risks and Concentrations

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. Our financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new package and test technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market and reliance on materials and equipment suppliers. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. Our profitability and ability to generate cash from operations is principally dependent upon demand for semiconductors, the utilization of our capacity, semiconductor package mix, the average selling price of our services, our ability to manage our capital expenditures and our ability to control our costs including labor, material, overhead and financing costs.

A significant portion of our revenues is concentrated with a small number of customers. The loss of a significant customer, a reduction in orders or decrease in price from a significant customer or disruption in any of our significant strategic partnerships or other commercial arrangements could have a material adverse effect on our business, liquidity, results of operations, financial condition and cash flows.

Financial instruments, for which we are subject to credit risk, consist principally of accounts receivable and cash and cash equivalents. With respect to accounts receivable, we mitigate our credit risk by selling primarily to well-established companies, performing ongoing credit evaluations and making frequent contact with customers. In addition, we may utilize non-recourse factoring to mitigate credit risk when considered appropriate. We have historically mitigated our credit risk with respect to cash through diversification of our holdings into various high quality bank deposit accounts.

Warranty

We generally warrant that our services will be performed in a professional and workmanlike manner and in compliance with our customers’ specifications. We accrue costs for known warranty issues. Historically, our warranty costs have been immaterial.

Asset Retirement Obligations

We recognize a liability for the fair value of required asset retirement obligations ("ARO") when such obligations are incurred. Our AROs are primarily associated with leasehold improvements, which, at the end of a lease, we are contractually obligated to remove in order to comply with the lease agreement. At the inception of a lease with such conditions, we record a liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. We estimate the liability using a number of assumptions, including cost inflation rates and discount rates, and accrete it to its projected future value over time. The capitalized asset is depreciated using the same depreciation convention as leasehold improvement

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

assets. Upon satisfaction of the ARO conditions, any difference between the recorded liability and the actual retirement costs incurred is recognized as a gain or loss in the consolidated statements of income. Our net ARO liabilities included in other long-term liabilities as of December 31, 2015 and 2014, were $2.4 million and $2.3 million, respectively. Net ARO assets included in Property, Plant and Equipment were $0.2 million at December 31, 2015 and zero at December 31, 2014.

Contingencies and Litigation

We may be subject to certain legal proceedings, lawsuits and other claims. We accrue for a loss contingency, including legal proceedings, lawsuits, pending claims and other legal matters, when we conclude that the likelihood of a loss is probable and the amount of the loss can be reasonably estimated. When the reasonable estimate of the loss is within a range of amounts, and no amount in the range constitutes a better estimate than any other amount, we accrue for the amount at the low end of the range. We adjust our accruals from time to time as we receive additional information, but the loss we incur may be significantly greater than or less than the amount we have accrued. We disclose loss contingencies if there is at least a reasonable possibility that a loss has been incurred. Attorney fees related to legal matters are expensed as incurred.

Cash

Our cash consists of amounts invested in various bank operating accounts.

Inventories

Inventories are stated at the lower of cost or market (net realizable value). Cost is principally determined by a weighted moving average basis for raw materials and purchased components and on an average cost basis for work-in-process, both of which approximate actual cost. We reduce the carrying value of our inventories for the cost of inventory we estimate is excess and obsolete based on the age of our inventories. When a determination is made that the inventory will not be utilized in production or is not saleable, it is written-off.

Other Current Assets

Other current assets consist principally of deferred tax assets and prepaid expenses.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets which are as follows:

Buildings and improvements	2 to 50 years
Machinery and equipment	2 to 8 years
Software and computer equipment	2 to 6 years
Furniture, fixtures and other equipment	2 to 20 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of a long-lived asset group to be held and used in operations is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If such asset group is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset group exceeds its fair value. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

Other Assets

Other assets consist principally of deferred tax assets, deposits and prepaid insurance.

Other Non-current Liabilities

Other non-current liabilities consist primarily of liabilities associated with uncertain income tax positions, deferred tax liabilities, long-term portion of capital lease obligation, asset retirement obligations and deferred credit of government subsidy.

Fair Value Measurements

We apply fair value accounting for assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. We define fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. See Note 14 for further discussion of fair value measurements.

Revenue Recognition

We recognize revenue from our packaging and test services, net of value-added or other similar taxes, when there is evidence of an arrangement, delivery has occurred or services have been rendered, fees are fixed or determinable and collectibility is reasonably assured. Generally these criteria are met and revenue is recognized upon customer acceptance.

We generally do not take ownership of customer-supplied semiconductor wafers. Title and risk of loss remains with the customer for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in our Consolidated Financial Statements.

Provisions are made for doubtful accounts when there is doubt as to the collectibility of accounts receivable. The allowance for doubtful accounts is recorded as bad debt expense and is classified as selling, general and administrative expense. The allowance for doubtful accounts is based upon specific identification of doubtful accounts considering the age of the receivable balance, the customer’s historical payment history and current credit worthiness as well as specific identification of any known or expected collectibility issues. Historically, our allowance for doubtful accounts has been immaterial.

Shipping and Handling Fees and Costs

Amounts billed to customers for shipping and handling are presented in net sales. Costs incurred for shipping and handling are included in cost of sales.

Research and Development Costs

Research and development expenses include costs attributable to the conduct of research and development programs primarily related to the development of new package designs and improving the efficiency and capabilities of our existing production processes. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation and maintenance of research equipment, services provided by outside contractors and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as for net operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related tax benefits will not be realized.

In determining the amount of the valuation allowance, we consider all available evidence of realization, as well as feasible tax planning strategies. If all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if we conclude that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. We believe that it is more likely than not that the tax benefits related to the deferred tax assets will be realized and do not have a valuation allowance. We monitor on an ongoing basis our ability to utilize our deferred tax assets and the need for a related valuation allowance.

We recognize in our Consolidated Financial Statements the impact of an income tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Related interest and penalties are classified as income taxes in the financial statements. See Note 6 for more information regarding unrecognized income tax benefits.

2.	New Accounting Standards

Recently Adopted Standards

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 840), Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for reporting periods beginning after December 15, 2016 and can be applied either prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. Early adoption is permitted. ASU 2015-17 was adopted on December 31, 2015. The guidance was applied prospectively and our deferred tax assets and liabilities were presented as noncurrent in our consolidated balance sheet as of December 31, 2015.

Recently Issued Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments. ASU 2014-09 permits the use of either full retrospective or modified retrospective methods of adoption. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date by one year to December 15, 2018, for annual reporting periods beginning after that date. Early adoption is permitted, but not before the original effective date of December 15, 2017. We are currently evaluating the method of adoption and the impact that this guidance will have on our financial statements and disclosure.

In July 2015, the FASB issued ASU 2015-11, Inventory - Simplifying the Measurement of Inventory (Topic 330). ASU 2015-11 requires inventory to be subsequently measured using the lower of cost and net realizable value, thereby eliminating the market value approach. Net realizable value is defined as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.” ASU 2015-11 is effective for annual reporting periods beginning after December 15, 2016 and is applied prospectively. Early adoption is permitted. We are currently evaluating the impact that this guidance will have on our financial statements and disclosure.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

3.     Restatement of Consolidated Financial Statements

We have restated our consolidated financial statements as of December 31, 2015 and 2014, and for the years then ended and our unaudited consolidated financial statements for the year ended December 31, 2013, to correct errors in our provision for income taxes and its related effect on our deferred taxes. As a result of the restatement, the related disclosures included in the Notes to Consolidated Financial Statements have been revised.

The correction resulted in an additional tax liability of $11.6 million, $6.1 million and $0.7 million (unaudited) as of December 31, 2015, 2014 and 2013, respectively, and an additional tax expense of $9.1 million, $1.1 million, and $0.8 million (unaudited) for the years ended December 31, 2015, 2014, and 2013, respectively. The tax liability was recognized in other non-current liabilities. Further, there were impacts to current deferred tax assets, non-current deferred tax assets and non-current deferred tax liabilities.

We evaluated the cumulative impact of these items on prior periods and concluded the correction was, in the aggregate, material to the prior reporting periods, and therefore, restatement of previously filed financial statements was necessary to our previously issued 2015, 2014 and 2013 financial statements. The adjustments related to 2012 are reflected as a decrease in the beginning retained earnings of $1.2 million (unaudited) for 2013. The account balances labeled "As Reported" in the following tables for the years ended December 31, 2015, 2014 and 2013 represent the previously reported balances in our previously issued 2015, 2014 and 2013 financial statements.

The following table sets forth the impact of the restatement adjustments of the provision for income taxes and its related effect on deferred taxes on our previously issued consolidated statements of income for each of the three years ended December 31, 2015.

	For the Year Ended December 31,
	2015			2014			2013 (unaudited)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
	(In thousands)
Net sales	$812,938	$—	$812,938	$923,020	$—	$923,020	$825,135	$—	$825,135
Cost of sales	708,212		708,212	799,778		799,778	741,357		741,357
Gross profit	104,726	—	104,726	123,242	—	123,242	83,778	—	83,778
Selling, general and administrative	44,757		44,757	50,605		50,605	51,306		51,306
Research and development	16,522		16,522	15,914		15,914	11,633		11,633
Total operating expenses	61,279	—	61,279	66,519	—	66,519	62,939	—	62,939
Operating income	43,447		43,447	56,723		56,723	20,839		20,839
Interest expense	1,243		1,243	2,549		2,549	3,481		3,481
Other income, net	(286)		(286)	(14,464)		(14,464)	(3,339)		(3,339)
Total other expense (income), net	957	—	957	(11,915)	—	(11,915)	142	—	142
Income before taxes	42,490	—	42,490	68,638	—	68,638	20,697	—	20,697
Income tax expense	12,778	9,058	21,836	18,889	1,078	19,967	4,034	825	4,859
Net income	$29,712	$(9,058)	$20,654	$49,749	$(1,078)	$48,671	$16,663	$(825)	$15,838

In addition to the impact on net income shown in the table above, the adjustments to other comprehensive income were less than $0.5 million for each of the years ended December 31, 2015, 2014 and 2013. The net impact on comprehensive income is a decrease of $9.1 million, $0.6 million and $0.8 million (unaudited) for the years ended December 31, 2015, 2014 and 2013, respectively.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

The following table sets forth the impact of the restatement adjustments of the provision for income taxes and its related effect on deferred taxes on our previously issued consolidated balance sheets as December 31, 2015 and 2014.

	December 31,
	2015			2014
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$127,968	$—	$127,968	$115,841	$—	$115,841
Accounts receivable	180,177		180,177	214,164		214,164
Inventories	40,611		40,611	33,053		33,053
Other current assets	2,363		2,363	18,340	4,127	22,467
Total current assets	351,119	—	351,119	381,398	4,127	385,525
Property, plant and equipment, net	201,323		201,323	197,393		197,393
Other assets	13,202		13,202	6,746	787	7,533
Total assets	$565,644	$—	$565,644	$585,537	$4,914	$590,451

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	$36,770	$—	$36,770	$35,652	$—	$35,652
Trade accounts payable	173,744		173,744	165,619		165,619
Capital expenditures payable	29,471		29,471	28,837		28,837
Accrued expenses	48,189		48,189	71,515		71,515
Total current liabilities	288,174	—	288,174	301,623	—	301,623
Long-term debt	18,885		18,885	44,940		44,940
Pension obligations	22,250		22,250	29,673		29,673
Other non-current liabilities	7,229	11,564	18,793	10,315	7,393	17,708
Total liabilities	336,538	11,564	348,102	386,551	7,393	393,944
Commitments and contingencies (Note 1)
Stockholders' Equity:
Common stock, no par value, 160,000 shares authorized, 64,445 shares issued and outstanding in 2015 and 2014	53,703		53,703	53,703		53,703
Additional paid-in capital	34,197		34,197	34,197		34,197
Retained earnings	197,727	(12,200)	185,527	168,015	(3,142)	164,873
Accumulated other comprehensive loss	(56,521)	636	(55,885)	(56,929)	663	(56,266)
Total stockholders' equity	229,106	(11,564)	217,542	198,986	(2,479)	196,507
Total liabilities and stockholders' equity	$565,644	$—	$565,644	$585,537	$4,914	$590,451

The following table sets forth the impact of the restatement adjustments of the provision for income taxes and its related effect on deferred taxes on cash flows from operating activities in our previously issued consolidated statements of cash flows for each of the three years ended December 31, 2015. The restatement adjustments had no impact on net cash used in investing and financing activities and had no net impact on our consolidated statements of cash flows.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

	For the Year Ended December 31,
	2015			2014			2013 (unaudited)
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
	(In thousands)
Cash flows from operating activities:
Net income	$29,712	$(9,058)	$20,654	$49,749	$(1,078)	$48,671	$16,663	$(825)	$15,838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,609		70,609	77,238		77,238	66,062		66,062
Amortization of deferred debt issuance costs and premiums	63		63	452		452	761		761
Deferred income taxes	5,391	3,619	9,010	112	(5,330)	(5,218)	(4,723)	119	(4,604)
Gain from acquisition of business	(255)		(255)	(14,739)		(14,739)	(2,724)		(2,724)
Loss on debt retirement	311		311	—		—	—		—
(Gain) loss on disposal of fixed assets, net	345		345	2,861		2,861	507		507
Other, net	135		135	622		622	1,743		1,743
Changes in assets and liabilities:
Accounts receivable	34,142		34,142	(19,627)		(19,627)	(99,612)		(99,612)
Inventories	(7,493)		(7,493)	3,495		3,495	32,059		32,059
Other current assets	759		759	149		149	7,115		7,115
Other assets	(2,465)		(2,465)	(73)		(73)	(1,394)		(1,394)
Trade accounts payable	7,894		7,894	4,943		4,943	112,219		112,219
Accrued expenses	(17,040)		(17,040)	16,995		16,995	22,022		22,022
Pension obligations	(7,210)		(7,210)	7,501		7,501	5,715		5,715
Other non-current liabilities	564	5,439	6,003	(244)	6,408	6,164	(3,315)	706	(2,609)
Net cash provided by operating activities	$115,462	$—	$115,462	$129,434	$—	$129,434	$153,098	$—	$153,098

4.    Business Acquisitions

We completed the acquisition of part of the manufacturing business of Renesas Semiconductor Singapore Pte. Ltd. from Renesas and purchased certain machinery and equipment for ¥96.7 million ($0.8 million) in August 2015, and ¥103.3 million ($0.8 million) in November 2015, respectively. As part of the transaction, Renesas entered into a five-year manufacturing services agreement with us to outsource certain business previously manufactured at Renesas Semiconductor Singapore Pte. Ltd. The manufacturing services agreement provides a take or pay arrangement with annual settlement for the first two years, and extends the two-year take or pay arrangement associated with the acquisition from Renesas in 2013 for another two years. The transaction was accounted for as a business combination, resulting in a bargain purchase gain of $0.3 million, as the fair value of the net assets acquired exceeded the purchase price.

In June 2014, we completed the purchase of 100% of the shares of AIC, Amkor’s previously wholly-owned subsidiary engaged in semiconductor packaging and test operations in Japan, for ¥1.1 billion. We paid ¥0.1 billion ($1.0 million) in cash at closing and paid the remaining ¥1.0 billion ($8.4 million) on June 30, 2015. Under the purchase method of accounting, we allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition and recognized a gain of $14.7 million (Note 5) in 2014 as the fair value of the net assets acquired exceeded the purchase price. As part of the acquisition, we entered into an agreement by which Amkor shall continue to bill customers on behalf of AIC during the transition period. We received $10.7 million and $5.4 million in 2015 and 2014, respectively, under the arrangement. AIC was merged into J-Devices as of December 31, 2014.

In June 2013, we completed the purchase of a legal entity consisting of three back-end factories that were engaged in the semiconductor packaging and test operations in Japan from Renesas, and subsequently changed the name of the entity to J-Devices Semiconductor Corporation ("J-Semi"). J-Semi was merged into J-Devices as of April 1, 2015. The purpose of the acquisition is to improve our competitiveness in the market through establishing a mutually beneficial relationship with Renesas, one of Japan's largest electronics companies and one of the world's largest semiconductor companies. The total price paid for the shares was ¥12.6 billion. We paid ¥4.8 billion ($47.5 million) in cash at closing, assumed a loan of ¥7.0

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

billion ($61.4 million) from Renesas and paid an additional ¥0.8 billion ($7.5 million) in cash as a price adjustment in August 2013. The amortizing loan from Renesas was paid off in April 2015.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their fair values on the date of acquisition:

(In thousands)
Inventories	$40,406
Property, plant and equipment, net	94,593
Other Assets	1,747
Total assets acquired	136,746
Current liabilities	(3,758)
Non-current liabilities	(6,195)
Total liabilities assumed	(9,953)
Net assets acquired	$126,793

As the fair value of the net assets acquired exceeded the purchase price, we recognized a gain of $2.7 million in 2013 (Note 5). The gain is primarily due to the fact that Renesas was undertaking a restructuring of their business and motivated to outsource their packaging and test service to a specialized company like J-Devices to achieve better efficiency. As part of the acquisition, we entered into a five-year manufacturing services agreement with Renesas to provide semiconductor packaging and test services. Under the agreement, there was a take or pay arrangement subject to annual settlement for the first two years.

5.    Other Income and Expense

Other income and expense consists of the following:

	For the Year Ended December 31,
	2015	2014	2013
			(unaudited)
	(In thousands)
Foreign currency loss (gain)	$281	$357	$(415)
Gain from acquisition of business	(255)	(14,739)	(2,724)
Other income, net	(312)	(82)	(200)
Total other income, net	$(286)	$(14,464)	$(3,339)

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

6.    Income Taxes

The components of the provision (benefit) for income taxes are as follows:

	For the Year Ended December 31,
	2015	2014	2013
	(As restated)	(As restated)	(As restated)
			(unaudited)
	(In thousands)
Current	$12,826	$25,185	$9,463
Deferred	9,010	(5,218)	(4,604)
Total provision	$21,836	$19,967	$4,859

The reconciliation between the Japan statutory income tax rate of approximately 35% (2015), 36% (2014) and 38% (2013) and our income tax provision is as follows:

	For the Year Ended December 31,
	2015	2014	2013
	(As restated)	(As restated)	(As restated)
			(unaudited)
	(In thousands)
Japan statutory tax at 35% (2015), 36% (2014) and 38% (2013)	$15,033	$24,710	$7,815
Income tax credits generated	(3,093)	(525)	(3,411)
Other taxes	9,058	1,078	825
Bargain purchase gain	(90)	(5,215)	(550)
Change in tax rate	701	(27)	32
Other	227	(54)	148
Total	$21,836	$19,967	$4,859

On November 30, 2011, the Japanese legislature enacted a corporate tax rate reduction effective for the fiscal year starting on April 1, 2012 partially offset by a temporary earthquake damage restoration surtax, which expired for fiscal year starting April 1, 2014.

On March 31, 2015, the Japanese legislature enacted a corporate tax rate reduction which included additional tax rate reductions effective the fiscal year starting on April 1, 2015. The impact of the legislation reduces the tax rate to approximately 32% prospectively.

Research and development credits are available for a base level of qualified research and development expenditures and additional credits are available for incremental research and development expenditures over prior year levels subject to certain tax liability limitations.

The Japanese government provides special tax credit relief to support earthquake disaster district reconstruction. We were certified as a designated business operator by Murata-Cho in Miyagi prefecture in March 2013 and are allowed to claim tax credits for 10% of the salaries of affected employees limited to 20% of the national corporate income tax liability within five years from March 2013.

Income tax credits generated in 2015, 2014 and 2013 have been recognized in our income tax provision.

The gains from our recent business acquisitions (Note 4) are not taxable for Japanese tax purposes.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

The following is a summary of the components of our deferred tax assets and liabilities:

	December 31,
	2015	2014
		(As Restated)
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$—	$6,426
Accounts receivable	31	36
Income tax credits	—	417
Accrued liabilities	14,973	27,310
Other long term liabilities	605	—
Property, plant and equipment	—	1,334
Other	780	267
Total deferred tax assets	16,389	35,790
Deferred tax liabilities:
Property, plant and equipment	6,403	13,921
Deferred gain	2,281	4,594
Other	225	454
Total deferred tax liabilities	8,909	18,969
Net deferred tax assets	$7,480	$16,821
Recognized as:
Other current assets	$—	$19,346
Other assets	7,480	3,686
Other non-current liabilities	—	(6,211)
Total	$7,480	$16,821

At December 31, 2015, all net operating loss carryforwards ("NOL's") have been utilized.

Our income tax returns are subject to examination by tax authorities. The tax years ended March 31, 2013 and 2012 have recently been examined without material adjustment. Our tax returns for the open years ended March 31, 2014 and after are subject to changes upon examination. Tax return examinations involve uncertainties and there can be no assurance that the outcome of examinations will be favorable.

7.     Factoring of Accounts Receivable

We utilize non-recourse factoring arrangements with third party financial institutions to manage our working capital and cash flows. Under this program, we sell receivables to a financial institution for cash at a discount to the face amount. As part of the factoring arrangements, we perform certain collection and administrative functions for the receivables sold. For the year ended December 31, 2015 and 2014, we sold accounts receivable totaling $245.3 million and $115.1 million, respectively, for a discount, plus fees, of $0.18 million and $0.08 million, respectively.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

8.     Inventories

Inventories consist of the following:

	December 31,
	2015	2014
	(In thousands)
Raw materials and purchased components	$20,950	$19,038
Work-in-process	19,661	14,015
Total inventories	$40,611	$33,053

9.     Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2015	2014
	(In thousands)
Land	$23,789	$23,760
Buildings and improvements	55,060	49,579
Machinery and equipment	399,140	342,644
Software and computer equipment	20,393	16,306
Furniture, fixtures and other equipment	46,087	39,769
Machinery and equipment under capital lease	7,858	6,264
Construction in progress	6,427	10,340
Total property, plant and equipment	558,754	488,662
Less accumulated depreciation and amortization	(357,431)	(291,269)
Total property, plant and equipment, net	$201,323	$197,393

Depreciation expense was $70.6 million, $77.2 million, and $66.1 million for 2015, 2014 and 2013, respectively.

10.     Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2015	2014
	(In thousands)
Payroll and benefits	$35,362	$36,918
Income taxes payable	1,258	11,322
Acquisition payable (Note 4)	—	8,485
Other accrued expenses	11,569	14,790
Total accrued expenses	$48,189	$71,515

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

11.     Debt

Following is a summary of short-term borrowings and long-term debt:

	December 31,
	2015	2014
	(In thousands)
Short-term credit facilities:
Variable rate due February and June 2016 (1)	$15,582	$7,848
Fixed rate at 0.50% due June 2016 (1)	5,808	4,144
Term loans:
Long-term prime lending rate linked to short-term prime lending rate less 1.275%, due 2015 (2)	—	690
TIBOR plus 1.0%, due June 2016 (2)	415	1,025
TIBOR plus 1.0%, due November 2016 (2)	2,385	6,112
TIBOR plus 1.2%, due 2017 (3)	—	17,265
Fixed rate at 2.1%, due 2018 (4)	—	43,508
Fixed rate at 0.53%, due April 2018 (5)	31,465	—
	55,655	80,592
Less: Short-term borrowings and current portion of long-term debt	(36,770)	(35,652)
Long-term debt	$18,885	$44,940

(1)
We have ¥2.9 billion ($24.3 million) of short-term credit facilities which mature annually and semi-annually. The facilities have been renewed at each maturity. Principal is payable in monthly installments.

(2)
In 2011, we entered into ¥7.0 billion ($58.1 million) of term loan agreements which are collateralized by the land, building and certain machineries and equipment located at our facilities in Japan, namely Kitsuki, Usuki, Taketa, Kumamoto, Fukui and Hakodate. Principal is payable in monthly installments.

(3)
In 2012, we entered into a ¥4.3 billion ($35.7 million) syndicated term loan agreement which is collateralized by the land, factories and equipment located at our facilities and a certain portion of accounts receivable. Principal is payable in quarterly installments. The outstanding balance was repaid in full in March 2015.

(4)
In 2013, we entered into a ¥7.0 billion ($61.4 million) term loan agreement with Renesas in accordance with the Stock Transfer Agreement which is collateralized by substantially all the land, factories and equipment located at our facilities at J-Semi. Principal is payable in quarterly installments. The outstanding balance was repaid in full in April 2015.

(5)	In 2015, we entered into ¥4.6 billion ($37.8 million) of term loan agreements. The proceeds were used to repay the term loan with Renesas.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

Interest Rates

Interest is payable monthly on the variable rate debt and monthly or quarterly on the fixed rate debt. Refer to the following table for the interest rates on our debt.

	Interest Rates at December 31,
	2015	2014
Short-term credit facilities:
Variable rate	0.46%	0.53%
Fixed rate	0.50%	0.53%
Term loan:
Long-term prime lending rate linked to short-term prime lending rate less 1.275%, due 2015	—%	1.20%
TIBOR plus 1.0%, due June 2016	1.13%	1.13%
TIBOR plus 1.0%, due November 2016	1.13%	1.13%
TIBOR plus 1.2%, due 2017	—%	1.33%
Fixed rate at 2.1%, due 2018	—%	2.10%
Fixed rate at 0.53%, due April 2018	0.53%	—%

Compliance with Debt Covenants

Our loan agreements contain a number of affirmative and negative covenants which could restrict our operations. The loan agreement governing our syndicated term loan contains financial covenants that requires us to maintain certain levels of net assets and debt service coverage and net leverage ratios. We were in compliance with all our covenants as of December 31, 2015 and 2014.

Assets pledged as collateral

As of December 31, 2015, the carrying value of the assets pledged as collateral for our term loans amounted to $54.5 million. As of December 31, 2014, the carrying value of the assets pledged as collateral for our syndicated term loan and term loans amounted to $119.2 million.

Maturities

Total Debt
(In thousands)
Payments due for the year ending December 31,
2016	$36,770
2017	12,579
2018	6,306
2019	—
2020	—
Thereafter	—
Total debt	$55,655

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

12.     Pension Plans

We sponsor defined benefit plans (the “Plans”) that cover all regular employees with at least one year of service. Charges to expense are based upon actuarial analyses.

The following table summarizes the Plans’ benefit obligations, fair value of the Plans’ assets and the funded status of the Plans at December 31, 2015 and 2014.

	For the Year Ended December 31,
	2015	2014
	(In thousands)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$37,607	$17,189
Service cost	9,406	9,032
Interest cost	264	340
Benefits paid	(937)	(652)
Actuarial losses (gains)	(212)	2,312
Acquisition (Note 4)	—	14,676
Effects of curtailment	1,253	—
Settlement	(15,544)	—
Foreign exchange gain	22	(5,290)
Projected benefit obligation at end of year	31,859	37,607
Change in plan assets:
Fair value of plan assets at beginning of year	11,211	9,405
Actual gain on plan assets	202	978
Employer contributions	18,973	3,100
Settlement	(15,544)	—
Benefits paid	(937)	(653)
Foreign exchange loss	30	(1,619)
Fair value of plan assets at end of year	13,935	11,211
Funded status of the Plans at end of year	$(17,924)	$(26,396)

The accrued benefit liability, included in pension obligations in the Consolidated Balance Sheets, as of December 31, 2015 and 2014 was $17.9 million and $26.4 million, respectively. The accumulated benefit obligation as of December 31, 2015 and 2014 was $30.1 million and $35.5 million, respectively. On April 1, 2015, the former AIC employees were paid out from the AIC pension plan, resulting in a settlement of $15.5 million. The AIC pension plan was then merged to the J-Devices plan.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

The following table summarizes, by component, the change in accumulated other comprehensive income related to our Plans:

	Prior Service Cost	Actuarial Net (Loss) Gain	Total
		(As Restated)	(As Restated)
	(In thousands)
Balance at December 31, 2013, net of tax (unaudited)	$(352)	$1,319	$967
Amortization included in net periodic pension cost	25	—	25
Net gain arising during period	—	(851)	(851)
Adjustments to unrealized components of defined benefit pension plan included in other comprehensive income	25	(851)	(826)
Balance at December 31, 2014, net of tax	$(327)	$468	$141
Amortization included in net periodic pension cost	(7)	—	(7)
Net gain arising during period	—	530	530
Adjustments to unrealized components of defined benefit pension plan included in other comprehensive income	(7)	530	523
Balance at December 31, 2015, net of tax	$(334)	$998	$664

Estimated amortization to be included in 2016 net periodic pension cost	$(48)	$—	$(48)

Information for pension plans with benefit obligations in excess of plan assets are as follows:

	December 31,
	2015	2014
	(In thousands)
Plans with underfunded or non-funded projected benefit obligation:
Aggregate projected benefit obligation	$31,859	$37,607
Aggregate fair value of plan assets	13,935	11,211
Plans with underfunded or non-funded accumulated benefit obligation:
Aggregate accumulated benefit obligation	30,107	35,455
Aggregate fair value of plan assets	13,935	11,211

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

The following table summarizes net periodic pension costs:

	For the Year Ended December 31,
	2015	2014	2013
			(unaudited)
	(In thousands)
Components of net periodic pension cost and total pension expense:
Service cost	$9,406	$9,032	$7,765
Interest cost	264	340	151
Expected return on plan assets	(188)	(106)	(151)
Amortization of prior service cost	(48)	(39)	(43)
Recognized actuarial loss	—	—	53
Net periodic pension cost	9,434	9,227	7,775
Curtailment (gain) loss	1,253	—	—
Settlement (gain) loss	506	—	—
Total pension expense	$11,193	$9,227	$7,775

The following table summarizes the weighted-average assumptions used in computing the net periodic pension cost and projected benefit obligations at December 31, 2015, 2014 and 2013:

	For the Year Ended December 31,
	2015	2014	2013
			(unaudited)
Discount rate for determining net periodic pension cost	1.0%	1.5%	1.5%
Discount rate for determining benefit obligations at year end	1.0%	1.0%	1.5%
Rate of compensation increase for determining benefit obligations at year end	2.0%	0.6%	—%
Expected rate of return on plan assets for determining net periodic pension cost	1.5%	1.5%	1.0%

The measurement date for determining the Plans’ assets and benefit obligations is December 31, each year. Discount rates are generally derived from yield curves constructed from high-quality corporate or foreign government bonds, for which the timing and amount of cash outflows approximate the estimated payouts.

The expected rate of return assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and the forward-looking views of the financial markets and include input from our actuaries. Our investment strategy for our defined benefit plan is based on long-term, sustained asset growth through low to medium risk investments. The current rate of return assumption targets are based on an asset allocation strategy for our plan assets of 55% debt securities, 43% equity securities and 2% other.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

The fair value of our pension plan assets, by asset category utilizing the fair value hierarchy as discussed in Note 14, is as follows:

	December 31,
	2015	2014
	(In thousands)
Cash and cash equivalents (Level 1)	$631	$690
Equity securities
Domestic securities (Level 1)	2,691	2,188
Foreign securities (Level 1)	2,519	2,231
	5,210	4,419
Bonds
Domestic government and corporate bonds (Level 2)	6,918	5,014
Foreign government and corporate bonds (Level 2)	1,173	1,001
	8,091	6,015
Other (Level 3)	3	87
Total	$13,935	$11,211

We contributed $2.8 million and $3.1 million to the Plans during 2015 and 2014, respectively, and we expect to contribute $3.0 million during 2016. We closely monitor the funded status of the Plans with respect to legislative requirements. We intend to make at least the minimum contribution required by law each year.

The estimated future benefit payments related to our defined benefit plans are as follows:

Payments
(In thousands)
2016	$886
2017	1,228
2018	1,778
2019	2,317
2020	2,965
2021 to 2025	25,187

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

13.     Accumulated Other Comprehensive Income (Loss)

The following table reflects the changes in accumulated other comprehensive income (loss), net of tax:

	Defined Benefit Pension	Foreign Currency Translation	Total
	(As Restated)	(As Restated)	(As Restated)
	(In thousands)
Accumulated other comprehensive income (loss) at December 31, 2013 (unaudited)	$967	$(26,238)	$(25,271)
Other comprehensive loss before reclassifications	(851)	(30,169)	(31,020)
Amounts reclassified from accumulated other comprehensive income (loss)	25	—	25
Other comprehensive loss	(826)	(30,169)	(30,995)
Accumulated other comprehensive income (loss) at December 31, 2014	$141	$(56,407)	$(56,266)
Other comprehensive income (loss) before reclassifications	530	(142)	388
Amounts reclassified from accumulated other comprehensive income (loss)	(7)	—	(7)
Other comprehensive income (loss)	523	(142)	381
Accumulated other comprehensive income (loss) at December 31, 2015	$664	$(56,549)	$(55,885)

Amounts reclassified out of accumulated other comprehensive (loss) income are included as a component of net periodic pension cost (Note 12).

14.     Fair Value Measurements

The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the financial statements to assess the inputs used to develop those measurements. The fair value hierarchy consists of three tiers as follows: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities and Level 3, defined as unobservable inputs that are not corroborated by market data.

The fair values of cash, accounts receivable, trade accounts payable, capital expenditures payable and the majority of other current assets and accrued expenses approximate carrying values because of their short-term nature. The carrying values of capital lease obligations and other assets approximates fair values. We also measure certain assets and liabilities, including property, plant and equipment, at fair value on a nonrecurring basis.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

We measure the fair value of our debt for disclosure purposes. The following table presents the fair value of our debt:

	December 31, 2015		December 31, 2014
	Fair Value	Carrying Value	Fair Value	Carrying Value
	(In thousands)
Short-term credit facilities	$21,391	$21,390	$11,994	$11,992
Term loans	34,194	34,265	69,485	68,600
Total debt	$55,585	$55,655	$81,479	$80,592

The estimated fair value of our short-term credit facilities and term loans was based on valuation using an income approach which discounts the future interest and principal payments at the estimated fair market yield.

15.     Leases

Future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year are:

Lease Payments
(In thousands)
2016	$8,989
2017	5,503
2018	2,115
2019	1,386
2020	790
Thereafter	277
Total	$19,060

Rent expense amounted to $18.6 million, $19.0 million and $24.2 million for 2015, 2014 and 2013, respectively.

The following is a summary of future minimum lease payments under capital leases together with the present value of the minimum lease payments at December 31, 2015:

(In thousands)
2016	$1,736
2017	1,858
2018	476
2019	316
2020	139
Thereafter	63
Total minimum lease payments	4,588
Less: amount of interest contained in above payments	(131)
Capital lease obligation	$4,457

In conjunction with the joint venture agreement, we leased packaging and test equipment from Amkor, which was accounted for as a direct financing lease. During 2012, we made lease payments of $15.4 million, which included imputed interest. At the end of the lease in October 2012, we purchased the remaining equipment for $8.8 million, which was paid in January 2013.

J-DEVICES CORPORATION
Notes to Consolidated Financial Statements — (Continued)

16.     Related Party Transactions

Mr. Yoshifumi Nakaya, Representative Director and previously a major shareholder, provided a guarantee, free of charge, for certain debt we borrowed from banks. The outstanding balance of those debts as of December 31, 2014 was $36.0 million, all of which were repaid in 2015.